Exhibit 99.1

ENTRÉE GOLD COMMITTED TO UNLOCKING THE VALUE
OF ITS COPPER AND GOLD ASSETS
Vancouver, B.C., October 3, 2016 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") is pleased to announce that it is currently evaluating options to potentially restructure its business, which may include splitting synergistic assets into two separate publicly traded companies.
Entrée’s principal assets include a 20% carried joint venture interest in two of the copper-gold deposits at the world class Oyu Tolgoi project in Mongolia, 100%-ownership of the Ann Mason copper-molybdenum project in the Yerington District of Nevada, and the exploration stage Lordsburg porphyry copper-gold project in New Mexico.
Stephen Scott, Entrée’s President and CEO commented, “Throughout 2016 management has been focussing on eliminating unnecessary costs, while considering strategic options to determine the best path forward for the Company.
Entrée is very fortunate to have three high quality assets, an experienced board and management team, excellent partners at Oyu Tolgoi, and approximately US$15 million in cash. We are currently evaluating the idea of restructuring as a first step towards closing the valuation gap between our current market capitalization and the real value of the Company’s assets.”
With development of Lift 1 of the Oyu Tolgoi underground block cave under way and much of the infill drilling and pre-feasibility-level metallurgical test work already completed at Ann Mason, management believes the Company has matured to a point where it could be beneficial for the Company and its stakeholders to separate its assets allowing management to execute focused strategies appropriate to discreet projects.
Many original shareholders invested in Entrée to gain exposure to the Oyu Tolgoi project which is well on its way to becoming one of the most significant producing copper-gold mines in the world. Entrée is very pleased with the progress that has been achieved to date by the Government of Mongolia and other project partners including manager Rio Tinto.
More recent shareholders invested in Entrée for exposure to the Ann Mason project which is viewed as having a lower risk profile, potential for further growth, good access to existing infrastructure, and is well situated in one of the most favourable mining jurisdictions in the world. Work needed to bring the Ann Mason project to the pre-feasibility level is already well advanced.
Entrée is currently evaluating several alternative structures, designed to achieve optimal tax efficiency and fairness. There can be no guarantee that this evaluation will result in a spin-out or other similar transaction or, if a transaction is undertaken, as to terms or timing. The Company does not intend to provide further updates until such time as the Board approves a specific transaction or otherwise concludes that disclosure is necessary or appropriate.

ADDITIONAL INFORMATION
For additional information regarding the Entrée-Oyu Tolgoi LLC joint venture property in Mongolia, see the Company’s news release titled “Entrée Gold Announces Fiscal Year 2015 Results and Reviews Corporate Highlights” dated March 30, 2016, and the technical report titled “Lookout Hill Feasibility Study Update” dated March 29, 2016 (“LHTR16”) prepared by OreWin Pty Ltd, a copy of which is available on SEDAR at www.sedar.com.
For additional information regarding the Ann Mason project, see the Company’s news release titled “Entrée Gold Updates Preliminary Economic Assessment for the Ann Mason Project” dated September 9, 2015, and the technical report titled “Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.”, with an effective date of September 9, 2015 prepared by AGP Mining Consultants Inc. and Amec Foster Wheeler Americas Limited, a copy of which is available on SEDAR at www.sedar.com.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Additionally, Entrée has also been advancing its Ann Mason project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.
Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 15%, 11% and 9% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Senior Manager, Investor Relations &
Corporate Communications
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking  statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to corporate strategies and plans; the value and potential value of assets; potential benefits of restructuring Entrée’s assets; completion of a pre-feasibility study on the Ann Mason project; the potential development of Ann Mason; construction and continued development of the Oyu Tolgoi underground mine; potential expansion of mineralization; anticipated business activities; proposed acquisitions and dispositions of assets; ongoing efforts to conserve cash; and future financial performance.
In certain cases, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the status of the Company’s relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.
Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; whether the results of preliminary test work are indicative of what the results of future test work will be; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or Oyu Tolgoi LLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2015, dated March 30, 2016 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.